Exhibit 99.4

EFiled: Apr 07 2017 01:25PM EDT Transaction ID 60443359 Case No. 2017-0266-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MAINARD GAEL, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	C.A. No.
v.	)
)
SEVENTY SEVEN ENERGY, INC.,	)
JERRY L. WINCHESTER, VICTOR	)
DANH, ANDREW AXELROD,	)
DOUGLAS J. WALL, DAVID KING,	)
EDWARD J. DIPAOLO, and STEVEN	)
HINCHMAN,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Mainard Gael (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1. Plaintiff brings this action on behalf of himself and the public stockholders of Seventy Seven Energy, Inc. (“SSE” or the “Company”) against SSE’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Patterson-UTI Energy, Inc. (“Patterson-UTI” or “Parent”) through Parent’s wholly-owned subsidiary, Pyramid Merger Sub, Inc. (“Merger Sub,” and together with Parent, “Patterson”).

2. On December 12, 2016, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”), pursuant to which Patterson will acquire SSE in exchange for shares of newly-issued common stock (the “Proposed Transaction”). SSE stockholders will receive shares according to an as yet unknown exchange ratio, calculated according to the whims of warrant holders. The Proposed Transaction is valued at approximately $1.42 billion.

3. According to the Merger Agreement, SSE stockholders will receive 49,559,000 shares of Patterson-UTI common stock should the holders of Series A warrants exercise their in-the-money warrants. If the Series A warrant holders fail to exercise all Series A warrants, the total number of shares will be reduced by (i) the aggregate exercise price for the warrants that are forfeited or net settled, divided by (ii) the volume weighted average price of a share of Patterson UTI common stock for the ten consecutive days immediately before the third business day before the closing of the merger. The shares will also be reduced by the number of shares granted for SSE employee retention.

4. In connection with the Proposed Transaction, on January 23, 2017, the Company and Patterson filed a Registration Statement on Form S-4 with the SEC. On February 23, 2017, the Company and Patterson filed an amendment to the

Registration Statement on Form S-4/A. On March 13, 2017, the Company and Patterson filed a second amendment to the Registration Statement on Form S-4/A, and on March 22, 2017, the Company and Patterson filed a joint proxy statement/prospectus on Form 424B3 (the “Proxy”). The Proxy is materially deficient and misleading because, inter alia, it fails to disclose material information about the financial projections prepared by the Company and relied upon by the Company’s financial advisor, the financial analysis conducted by the Company’s financial advisor, the potential conflicts of interest faced by the financial advisor, and the potential conflicts of interest faced by Company management. Without all material information SSE stockholders cannot make an informed decision on how to vote their shares in the upcoming stockholder election. The failure to adequately disclose such material information violates Defendants’ fiduciary duties to Company stockholders, as stockholders need such information in order to make a fully-informed decision regarding the Proposed Transaction, particularly in connection with the decision as to whether or not to avail themselves of appraisal under DGCL 262.

5. The Individual Defendants have breached their fiduciary duties. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty, and/or recover damages resulting from Defendants’ violations of their fiduciary duties.

PARTIES

6. Plaintiff is, and has been at all relevant times, the owner of shares of SSE common stock.

7. Defendant SSE is a corporation organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 777 N.W. 63rd Street, Oklahoma City, Oklahoma, 73116.

8. Defendant Jerry L. Winchester (“Winchester”) serves as President and Chief Executive Officer of SSE, and has served as a director of the Company since July 2014.

9. Defendant Victor Danh (“Danh”) has served as a director of the Company since August 2016. Danh is the Managing Director of Mudrick Capital Management LP (“Mudrick”). Danh is the designated director of Mudrick.

10. Defendant Andrew Axelrod (“Axelrod”) has served as a director of the Company since August 2016. Axelrod is Managing Partner and Portfolio Manager of Axar Capital Management LP (“Axar”). Axelrod is a designated director of Axar.

11. Defendant Douglas J. Wall (“Wall”) has been a director of the Company since August 2016. Wall served as President and CEO of Patterson-UTI from 2007 until 2012.

12. Defendant David King (“King”) has served as a director of the Company since August 2016.

13. Defendant Edward J. DiPaolo (“DiPaolo”) has served as a director of the Company since July 2014. DiPaolo is a designated director of BlueMountain Capital Management, LLC (“BlueMountain”), pursuant to the Stockholders Agreement.

14. Defendant Steven Hinchman (“Hinchman”) has served as a director of the Company since August 2016. Hinchman is a designated director of BlueMountain.

15. Defendants Winchester, Danh, Axelrod, Wall, King, DiPaolo, and Hinchman, are collectively referred to as “Individual Defendants” and/or the “Board.”

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of SSE common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, the Company had 136,088,911 shares outstanding as of August 30, 2016. There are likely thousands of beneficial holders of SSE common stock.

19. Questions of law and fact are common to the Class, including, inter alia, the following:

i.	Have the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

ii.	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

iii.	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

23. SSE is an Oklahoma-based diversified oilfield services company. SSE provides wellsite services and equipment to U.S. land-based exploration and production customers for unconventional extraction of oil and natural gas. They provide drilling, pressure pumping, and oilfield rental tools.

The Sales Process

24. SSE became a standalone company on June 30, 2014 when it was spun off from Chesapeake Energy Corporation. As a result of the debt assumed as part of this spinoff, and the decline in oil prices beginning in the fall of 2014, however, SSE filed for Chapter 11 bankruptcy relief on June 7, 2016.

25. Three weeks later, Patterson-UTI began consulting with its financial advisor, Piper Jaffray & Co. (“Piper Jaffray”) as to whether SSE would be an attractive acquisition target following its exit from bankruptcy proceedings.

26. On August 1, 2016, the reorganization plan for SSE became effective and the Company emerged from its Chapter 11 cases.

27. Four days later, on August 5, 2016, Piper Jaffray met with Defendant DiPaolo to express Patterson-UTI’s interest in a merger and request a meeting between the two.

28. On August 9, 2016, the SSE Board held a special meeting to discuss this meeting between DiPaolo and Piper Jaffray. The Board then directed Defendant DiPaolo to obtain more information. DiPaolo then met with the representatives of SSE’s three largest stockholders: Axar Capital Management, LLC (“Axar”), BlueMountain Capital Management, LLC (“BlueMountain”), and Mudrick Capital Management, L.P. (“Mudrick,” and, together with Axar and BlueMountain, the “Significant SSE Stockholders”). Defendant DiPaolo and the representatives discussed prices at which the Significant SSE Stockholders would consider supporting a merger with Patterson-UTI.

29. Defendant Axelrod is a Managing Partner of Axar, and Defendant Manh is a Managing Partner of Mudrick.

30. Defendant DiPaolo met with Piper Jaffray on August 19, 2016 to discuss SSE’s potential interest in a merger with Patterson-UTI. Defendant DiPaolo stated that SSE intended to pursue a public offering and re-listing of SSE common stock on a major stock exchange before it considered a potential merger. Following the meeting, Piper Jaffray asked Defendant DiPaolo to arrange a meeting between Patterson-UTI and the Significant SSE Stockholders. Defendant DiPaolo acquiesced to this request.

31. The SSE Board held a meeting on August 25, 2016 to discuss the meeting between Defendant DiPaolo and Piper Jaffray. After discussion, the Board agreed to continue their strategic plan to publicly offer and re-list SSE common stock and directed SSE management to begin working toward that goal. The Significant SSE Stockholders indicated that they would be willing to meet with Patterson-UTI.

32. The Significant SSE Stockholders met with Patterson-UTI on September 6, 2016. Following this meeting, Omar Vaishnavi, a representative of BlueMountain, requested the ability to negotiate directly with Patterson-UTI, promising to keep the SSE Board informed. Defendant DiPaolo agreed to this arrangement.

33. From that point forward, Patterson-UTI negotiated with the Significant SSE Stockholders directly, negotiating price over the next several weeks. First, Patterson-UTI proposed an all-stock transaction in which SSE stockholders would own approximately 15% of the combined company. This proposal would leave SSE Series A warrants “out of the money” and worthless. The Significant SSE Stockholders offered a counterproposal for SSE stockholders and Series A warrant holders to own 32% of the combined company. This would place Series A warrants “in the money” and generate approximately $92.5 million in cash from the exercise of the warrants. The Proxy does not disclose the holders of the Series A warrants, but bankruptcy plan documents filed in 2016 suggest that the Significant SSE Stockholders control a majority of the Series A warrants.

34. On October 14, 2016, after extensive evaluation by Piper Jaffray and its experts, Patterson-UTI informed the Significant SSE Stockholders of a new offer for an all-stock transaction that would leave SSE stockholders with 22.9% of the combined company, and put the Series A warrants “in the money,” assuming price-per-share for Patterson-UTI common stock of $24.56.

35. After internal discussion, the Significant SSE Stockholders informed Patterson-UTI that they would support a transaction at 25% ownership of the combined company.

36. The Patterson-UTI board approved moving forward with such a transaction at its October 19, 2016 meeting. Patterson-UTI then sent Defendant DiPaolo an offer letter at the negotiated terms, and a mutual nondisclosure agreement on October 20, 2016.

37. The Board met on October 25, 2016 to discuss the offer letter. After discussion, the Board authorized SSE management to enter into exclusive negotiations with Patterson-UTI at the proposed terms.

38. The parties performed mutual due diligence over the next several weeks.

39. On November 7, 2016, the Board agreed to prioritize negotiations with Patterson-UTI over a public offering and relisting of the Company’s common stock.

40. The companies continued to negotiate the terms of the merger agreement and performed due diligence over the next two months.

41. On December 12, 2016, the Board reviewed the details of the Proposed Transaction and the Merger Agreement. Morgan Stanley & Co. LLC (“Morgan Stanley”), the Company’s financial advisor, rendered its fairness opinion. The Board then approved the Merger Agreement and the Transaction. At no time during negotiation of the Merger Agreement or Proposed Transaction did the Board consider reaching out to other potential strategic partners or seek to maximize the value of the Company. Instead, they permitted certain select SSE stockholders to steer all negotiation, despite the potential for conflicts of interest between the Significant SSE Stockholders and other SSE stockholders.

42. Following the meeting, the Company and Patterson-UTI finalized and executed the Merger Agreement and related documents. The Significant SSE Stockholders entered into voting and support agreements in favor of the Proposed Transaction, effectively approving the Proposed Transaction.

43. Later that evening, the parties issued a joint press release announcing the merger.

44. The Press Release stated, in relevant part:

PATTERSON-UTI ENERGY, INC. (NASDAQ: PTEN) (“Patterson-UTI”) and SEVENTY SEVEN ENERGY INC. (OTCPK:SVNT) (“Seventy Seven Energy”) today jointly announced that the two companies have entered into a definitive merger agreement pursuant to which Patterson-UTI will acquire Seventy Seven Energy in an all-stock transaction. Patterson-UTI and Seventy Seven Energy are both leaders in building and operating high-spec rigs, and the transaction will further solidify Patterson-UTI as a leader in the U.S. land drilling market with 201 high-spec rigs. Additionally, following the closing of the transaction, Patterson-UTI will have one of the largest and most modern pressure pumping fleets in the industry, with more than 1.5 million hydraulic fracturing horsepower both available and strategically-located in some of the most prolific oil and gas regions in the U.S. The transaction is subject to customary regulatory approvals, stockholder approval of both companies and other customary closing conditions, and is expected to close late in the first quarter of 2017.

Patterson-UTI expects to achieve synergies in excess of $50 million and believes, excluding transaction costs, this merger will be accretive to cash flow per share.

The terms of the merger agreement were unanimously approved by the boards of directors of both companies. Additionally, Patterson-UTI has entered into a voting agreement with three shareholders of Seventy Seven Energy including BlueMountain Capital Management, Axar Capital Management and Mudrick Capital Management, who collectively represent more than 50% of the outstanding shares of common stock of Seventy Seven Energy.

Under the terms of the transaction, Patterson-UTI will acquire all of the issued and outstanding shares of common stock of Seventy Seven Energy, in exchange for approximately 49.6 million shares of common stock of Patterson-UTI. The aggregate number of shares of Patterson-UTI common stock is subject to downward adjustment if certain in-the-money Seventy Seven Energy warrants are forfeited or exercised on a net-share basis. The transaction values Seventy Seven Energy at approximately $1.76 billion, assuming the issuance of 49.6 million shares of Patterson-UTI common stock at today’s closing price of $28.67, plus approximately $336 million of Seventy Seven Energy’s debt net of cash and warrant proceeds. All of Seventy Seven Energy’s debt is expected to be repaid at the closing of the transaction. Based on the number of shares of Seventy Seven Energy common stock expected to be outstanding or deemed outstanding as of the closing date, and assuming that the in-the-money Seventy Seven Energy warrants are exercised for cash, the exchange ratio would be approximately 1.7725 shares of Patterson-UTI common stock for each share of Seventy Seven Energy common stock, and shareholders of Seventy Seven Energy would own approximately 25% of the combined company.

Patterson-UTI has the financial resources to repay Seventy Seven Energy’s indebtedness through a combination of cash on hand, borrowing under its $500 million revolving credit facility, which is currently undrawn, and through the use of a senior unsecured bridge financing commitment in the amount of $150 million that Patterson-UTI has arranged in connection with this transaction. While Patterson-UTI has the financial resources to repay Seventy Seven Energy’s indebtedness, Patterson-UTI also expects to issue additional equity in connection with closing the transaction in order to maintain Patterson-UTI’s historically conservative capital structure.

45. On March 22, 2017, SSE issued a press release to announce that it would hold a special meeting of the stockholders on April 20, 2017 to hold the stockholder vote to approve the Proposed Transaction.

The Proxy Omits Material Information

46. On March 22, 2017, Patterson-UTI filed the Proxy with the SEC in support of the Proposed Transaction. As alleged below and elsewhere herein, the Proxy contains material misrepresentations and omissions of fact that must be cured to allow SSE’s stockholders to render an informed decision with respect to the Proposed Transaction.

47. The Proxy omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of SSE’s financial advisor and critical information concerning the Company’s expected future value as a standalone entity as reflected in the Company’s financial projections. This omitted information renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to SSE’s stockholders.

48. The Proxy fails to disclose material information concerning the Company’s financial projections. The Proxy fails to disclose the following Company projections for years 2017 through 2020: (i) depreciation and amortization; (ii) equity-based compensation; (iii) other income; (iv) interest expense/(income); (v) taxes; (vi) capital expenditures; and (vii) changes in net working capital. Without these measures, cherry-picking the disclosed projections materially misleads SSE stockholders. These figures were provided to SSE and its financial advisor in order to analyze the value of Patterson-UTI common stock. Because these analyses were presented to the SSE stockholders as evidence of the fairness of the Proposed Transaction, the omission of the underlying projections materially misleads those same stockholders as to the accuracy and reliability of the analyses.

49. The Proxy also materially misleads SSE stockholders by withholding material information about the background of the Proposed Transaction.

50. First, the Proxy fails to disclose that Defendant Wall served as President and CEO of Patterson-UTI as recently as 2012 and thus has significant relationships with the Company, its board members, and its management. This undisclosed conflict of interest likely had a material effect on the exclusive bilateral negotiations between the two companies, and provided Paterson-UTI with an undisclosed comfort that the Company’s management would welcome the Proposed Transaction.

51. Furthermore, the Proxy fails to disclose that two of the Individual Defendants, Axelrod and Danh, are managing partners of the “Significant SSE Stockholders” that directly negotiated with Patterson-UTI and have signed support agreements with regard to the Proposed Transaction. While this information is publicly available, the omission of these conflicts in the description of the process makes the background provided by the Proxy materially misleading as to the existence of any and all conflicts facing the Board in acting on behalf of stockholders other than those “Significant SSE Stockholders.”

52. The Proxy also fails to disclose the holders of the SSE Series A warrants that benefit directly from the Proposed Transaction. Without entry into the Merger Agreement and successful completion of the Proposed Transaction, these warrants would have remained “out of the money” for an unknown period of time. While the 2017 10-K states that the list of these warrant holders will be filed with the Company’s 2017 proxy statement, but the identities of these holders remain unknown as the proxy statement has yet to be filed.

53. This omission of the holders of the SSE Series A warrants is materially misleading to stockholders, as it is unclear whether the Significant SSE Stockholders held significant SSE Series A warrants and thus had a particularly powerful interest in negotiating for a quick merger transaction at an in-the-money valuation.

54. The Proxy materially misleads stockholders by omitting to disclose any engagements of Morgan Stanley by Patterson-UTI in the previous two years, and any compensation paid by Paterson-UTI to Morgan Stanley for services over the past two years. Without these disclosures, Company stockholders are misled as to the actual motivations faced by Morgan Stanley in providing a fairness opinion that would move forward Patterson-UTI’s acquisition of SSE.

55. Additionally, the Proxy is materially misleading in that it omits material information concerning Morgan Stanley’s substantial ownership of Paterson-UTI stock. In fact, Morgan Stanley is the record holder of over 700,000 shares of Paterson-UTI stock, worth over $19 million at the Proposed Transaction value. This information is material because it calls into question the financial incentives operating upon Morgan Stanley in providing its fairness opinion, and the financial incentives to Morgan Stanley in connection with Paterson-UTI receiving a favorable deal in the Proposed Transaction.

56. The omission of the specific information about Morgan Stanley’s present, actual status as a record holder of over 700,000 shares of Paterson-UTI stock renders the Proxy materially incomplete and misleading because it states that Morgan Stanley “may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of SSE, Patterson-UTI, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.” For the Proxy to state that Morgan Stanley “may” invest or hold a long position in Paterson-UTI stock is misleading because it actually does hold an extremely large long position. Simply stated, it is deceit for person to warn a hiking companion to walk slowly because there might be a ditch ahead when he knows with certainty that the Grand Canyon lies one foot away.

57. Accordingly, Plaintiff seeks equitable relief to prevent or remedy the injury that Company stockholders will suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

60. Plaintiff repeats all previous allegations as if set forth in full herein.

61. The Individual Defendants have breached their fiduciary duties owed to the stockholders of SSE because, among other reasons, they failed to provide stockholders with material information necessary for them to make an informed decisions regarding the Proposed Transaction.

62. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer injury in that they have not and will not be fully informed before the shareholder vote and the deadline for the exercise of appraisal rights.

63. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and will consummate the Proposed Transaction, harming the Class. If the Proposed Transaction is consummated, Plaintiff seeks damages in quasi-appraisal, in an amount to be determined by the Court.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(a) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(b) Enjoining, preliminarily and permanently, the Proposed Transaction;

(c) In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, awarding Plaintiff and the Class damages in quasi-appraisal;

(d) Directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(e) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(f) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: April 7, 2017		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP
Donald J. Enright
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290

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